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                                                                  EXHIBIT (a)(9)
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This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated
    July 21, 1999 and the related Letter of Transmittal, and is being made to all holders of Shares. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the
           Offer or the acceptance of the Shares pursuant thereto,
           Purchaser shall make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to
                be made on the Purchaser's behalf by Deutsche
                   Bank Securities Inc., or by one or more
                    registered brokers or dealers licensed
                     under the laws of such jurisdiction.


                     Notice of Offer to Purchase for Cash
                 All of the Outstanding Shares of Common Stock
          (Including the Associated Preferred Stock Purchase Rights)

                                      of

                          Information Advantage, Inc.

                                      at

                              $6.50 Net Per Share

                                      by

                      Sterling Software Acquisition Corp.

                         a wholly owned subsidiary of

                            Sterling Software, Inc.


        Sterling Software Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Sterling Software, Inc., a Delaware corporation ("Parent"), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock", and together with the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement (as defined in the Offer to Purchase), the "Shares"), of Information Advantage, Inc., a Delaware corporation (the "Company"), at a price of $6.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

--------------------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
    CITY TIME, ON TUESDAY, AUGUST 17, 1999, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

        The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Shares which, together with the Shares beneficially owned by Parent and Purchaser, constitutes at least a majority of the Shares outstanding on a fully diluted basis and (ii) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is not subject to a financing condition but is subject to other conditions. See
Section 14 of the Offer to Purchase. As used herein, "fully diluted basis" takes into account the exercise of all outstanding options and other rights to acquire and securities exercisable for shares of Common Stock.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 15, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, following the completion of the Offer and satisfaction or waiver, if permissible, of all conditions contained in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by any subsidiary of the Company or in the treasury of the Company, or by Parent, Purchaser or any other subsidiary of Parent, which Shares will be cancelled, and other than Shares, if any, held by stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $6.50 in cash (or any higher price paid pursuant to the Offer), without interest thereon.

        The Board of Directors of the Company has unanimously (with one director absent) determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and its stockholders, has unanimously (with one director absent) approved each of the Merger Agreement, the Offer and the Merger and unanimously (with one director absent) recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer.

        As a condition and inducement to Parent's entering into the Merger Agreement and incurring the liabilities therein, certain significant stockholders and executive officers and all of the directors of the Company (each, a "Stockholder"), who together have voting power and dispositive power with respect to an aggregate of 6,305,846 Shares (or approximately 24.8% of the currently outstanding Shares), concurrently with the execution and delivery of the Merger Agreement entered into separate but similar Stockholder Agreements (the "Stockholder Agreements"), dated as of July 15, 1999, with Parent and Purchaser. Pursuant to the Stockholder Agreements, the Stockholders have agreed, among other things, to grant Parent and Purchaser a proxy with respect to the voting of the Shares subject to the Stockholder Agreements in favor of the Merger upon the terms and subject to the conditions set forth therein. The Stockholders have also granted to Parent an option to purchase the Shares subject to the Stockholder Agreements, at an option price of $6.50 per Share (or any higher price paid pursuant to the Offer). The Stockholders have indicated to Purchaser that they intend to tender their Shares into the Offer.

     Tendering stockholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they charge any service fees. Purchaser will pay all fees and expenses of Deutsche Bank Securities Inc., which is acting as the Dealer Manager for the Offer (in such capacity, the "Dealer Manager"), Harris Trust Company of New York, which is acting as the Depositary (in such capacity, the "Depositary"), and Georgeson Shareholder Communications Inc., which is acting as Information Agent (in such capacity, the "Information Agent"), incurred in connection with the Offer and in accordance with the terms of the agreements entered into between Purchaser and/or Parent and each such person.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for such Shares, regardless of any extension of the Offer or any delay in making such payment.

     The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Tuesday, August 17, 1999, unless and until Purchaser (in accordance with the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission and to applicable law, Purchaser expressly reserves the right, in its sole discretion (subject to the terms of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the events specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary; provided, however, that Purchaser cannot extend the Offer beyond October 31, 1999 without the consent of the Company. Any such extension will be followed by a public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release to the Dow Jones News Service or otherwise as may be required by applicable law.

     Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after September 18, 1999, or such later time as may apply if the Offer is extended. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates evidencing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, Purchaser, the Depository, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

     The Company has provided Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed by Purchaser to record holders of Shares whose names appear on the stockholder list, and will be furnished by Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                                   GEORGESON
                                  SHAREHOLDER
                              COMMUNICATIONS INC.

                               Wall Street Plaza
                           New York, New York 10005
                Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064

                     The Dealer Manager for the Offer is:

                          Deutsche Banc Alex. Brown

                      101 California Street, 48th Floor
                       San Francisco, California 94111
                Banks and Brokers Call Collect: (415) 617-2800
                  All Others Call Toll Free: (800) 334-2640

July 21, 1999